Exhibit 99.1

QIWI Announces Full Year 2023 Financial Results

NICOSIA, CYPRUS – April 22, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced its financial results for the year ended December 31, 2023.

FY 2023 key operating and financial highlights1

		FY 2022	FY 2023			FY 2023
		RUB million(2)	RUB million	YoY		USD million(1)
Continued operations
	Revenue	4,214	7,205	71.0%		80.3
	Total Net Revenue	1,524	2,850	87.0%		31.8
	Adjusted EBITDA	(942)	1,147	(221.8)%		12.8
Consolidated Group results	Adjusted EBITDA margin	-61.8%	40.2%	102.1	p.p.	40.2%
	Profit for the period	(1,736)	2,387	(237.5)%		26.6
	Adjusted Net profit	(1,760)	1,267	(171.9)%		14.1
	Adjusted Net profit margin	-115.5%	44.4%	160.0	p.p.	44.4%
	Net Revenue	1,388	2,647	90.7%		29.5
	Payment Net Revenue	1,384	2,261	63.4%		25.2
	Payment Volume, billion	139	211	51.8%		2.3
Payment Services (PS)	Payment Net Revenue Yield	1.00%	1.07%	0.1	p.p.	1.07%
	Other Net Revenue	4	386	9539.5%		4.3
	Adjusted Net profit	525	669	27.4%		7.5
	Adjusted Net profit margin	37.8%	25.3%	(12.5)	p.p.	25.3%
Corporate and Other (CO)	Net Revenue	136	203	49.3%		2.3
	Adjusted Net (loss) / profit	(2,285)	598	(126.2)%		6.7
Disontinued operations
Consolidated Group results	Net Revenue	32,613	33,002	1.2%		368.0
	Adjusted Net (loss) / profit	15,756	14,000	(11.1)%		156.1

(1)	Throughout this release dollar translation is calculated using a ruble to U.S. dollar exchange rate of RUB 89.6883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2023.

(2)	Amounts do not correspond with the previously presented due to discontinued operations.

Key events after the reported period

•	On January 19, 2024, QIWI entered into an agreement to sell Russian operations. The sale transaction was closed on January 29, 2024[2]. For more details and information regarding the Transaction and related Risk factors please see QIWI’s 2023 Annual Report on Form 20-F.

•	On January 22, 2024, QIWI moved to the new website at https://qiwi.global/.

•	On January 22, 2024, QIWI convened an Extraordinary General Meeting of Shareholders to approve the buyback program[3]. On March 11, 2024, shareholders voted against approval of the buyback[4].

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as reconciliation at the end of this release.

2 https://qiwi.global/news-and-events/press-releases/4108581/

3 https://qiwi.global/news-and-events/press-releases/4108583/

4 https://qiwi.global/news-and-events/press-releases/4108588/

•	On January 30, 2024 and on February 16, 2024, QIWI announced changes to the senior management team[5].

•	On February 21, 2024, the banking license of the former subsidiary JSC QIWI Bank was revoked, which may have certain implications on the Company’s business[6].

•	On April 22, 2024, QIWI published its 2023 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.

Changes in presentation of the Company’s performance

As of December 31, 2023, the Russian operations subsequently disposed of, were classified as “Assets held for sale” in the Statement of Financial position, and as a “Discontinued operations” in the Statement of Comprehensive Income for the reported periods. The Russian subsidiaries’ assets represented a significant part of QIWI’s Payment Services operating segment, the entire ROWI operations and the entire Digital Marketing segment.

As of December 31, 2023, the Company recognized an Impairment loss of RUB 14.4 billion ($160.6 million) for a write-down of the Russian subsidiaries’ non-current assets, representing the impairment loss applied to the carrying amount of: (i) Goodwill (RUB 8.7 billion), (ii) intangible assets (RUB 4.0 billion) and (iii) property and equipment (RUB 1.6 billion). An additional estimated loss on disposal of the Russian subsidiaries’ assets in the amount of RUB 22.7 billion will be recognized in 2024.

As a result of the Transaction, QIWI will primarily focus on developing its payment and financial services business in Kazakhstan (including payment acceptance through kiosks, mass payouts, internet acquiring, payment gateways and digital wallet), payment processing business in the growing region of UAE, as well as its investments in fast-growing fintech companies in the MENA, SEA and EU regions. The Company also actively analyzes global opportunities for non-organic growth through M&A in the payment and fintech sectors, where it has accumulated extensive expertise. The management believes the Company has a strong balance sheet and cash position that enables it to continue its further development.

Total assets of QIWI post-restructuring as of December 31, 2023, amount to RUB 43,757 billion ($487.9 million) represented by Receivables of RUB 22,724 billion ($253.4 million), Debt securities and loans of 5,794 billion ($64.6 million), Cash and cash equivalents of RUB 9,979 billion ($111.3 million), and other assets of RUB 5,260 billion ($58.7 million).

Annual Revenue of QIWI continuing operations for the year ended December 31, 2023, was 71.0% higher YoY and reached RUB 7.2 billion ($80.3 million). Net Revenue was 87.0% higher YoY and equaled RUB 2.9 billion ($31.8 million). Adjusted Net Profit was RUB 1.3 billion ($14.1 million).

For the major classes of assets and liabilities of Russian entities classified as Assets held for sale and the related Liabilities as at December 31, 2023 and the results of the Discontinued operations for the year ended December 31, 2023, please refer to Note 6 of the audited consolidated financial statements included in the 2023 Annual Report on Form 20-F. The pro-forma balance sheet as of December 31, 2023, as if the sale occurred on December 31, 2023, is presented in the end of this press release for illustrative purposes.

As a result, following the divestiture of the Russian subsidiaries’ assets, comparative historical data has been reclassified to Discontinued operations in order to conform to the current period’s presentation. Unless otherwise stated, the following discussion on operating and financial results of the Company refers to Continuing operations.

5 https://qiwi.global/news-and-events/press-releases/4108584/
https://qiwi.global/news-and-events/press-releases/4108586/

6 https://qiwi.global/news-and-events/press-releases/4108587/

Continuing operations FY 2023 results

Net Revenue breakdown by segments

	FY 2022	FY 2023		FY 2023
	RUB million	RUB million	YoY	USD million
Total Net Revenue	1,524	2,850	87.0%	31.8
Payment Services (PS)	1,388	2,647	90.7%	29.5
PS Payment	1,384	2,261	63.4%	25.2
PS Other	4	386	9539.5%	4.3
Corporate and Other (CO)	136	203	49.3%	2.3

Total Net Revenue increased by 87.0% YoY to RUB 2,850 million ($31.8 million) primarily driven by strong performance of Payment Services segment.

PS Net Revenue increased by 90.7% to RUB 2,647 million ($29.5 million) compared to last year on strong results of PS Payment Net Revenue. PS Payment Net Revenue was 63.4% higher YoY and amounted to RUB 2,261 million ($25.2 million) as a result of PS Payment Volume increase by 51.8% YoY and slightly increased PS Payment Net Revenue Yield by 8 bps YoY.

PS Payment Volume grew to RUB 210.5 billion mainly as a result of the onboarding of new merchants and aggregators, the growing payment volume from our product offering for digital entertainment, and overall higher penetration of kiosks network for various use cases of our clients in Kazakhstan.

PS Payment Net Revenue Yield increase was driven by the favorable mix effect resulting from a higher share of operations with higher margins, such as processing of payment volumes in digital entertainment.

In 2023 PS Other Net Revenue was RUB 386 million ($4.3 million) compared to RUB 4 million in 2022, mainly due to higher net revenue derived from increased loans portfolio and higher interest income resulting from a larger investment portfolio.

CO Net Revenue increased by 49.3% YoY to RUB 203 million ($2.3 million) mainly driven by the growth of interest income from investments in debt securities (US government bonds), and interest income for provided credits.

Operating expenses and other non-operating income and expenses

	FY 2022	FY 2023			FY 2023
	RUB million	RUB million	YoY		USD million
Operating expenses	(2,587)	(1,826)	(29.4)%		(20.4)
% of Net Revenue	(169.8)%	(64.1)%	105.7	p.p.
Selling, general and administrative expenses	(687)	(923)	34.4%		(10.3)
% of Net Revenue	(45.1)%	(32.4)%	12.7	p.p.
Personnel expenses	(859)	(1,179)	37.3%		(13.1)
% of Net Revenue	(56.4)%	(41.4)%	15.0	p.p.
Depreciation, amortization & impairment	(62)	(123)	98.4%		(1.4)
% of Net Revenue	(4.1)%	(4.3)%	(0.2)	p.p.
Credit loss recovery/(expense)	(979)	399	(140.8)%		4.4
% of Net Revenue	(64.2)%	14.0%	78.24	p.p.
Other non-operating income and expenses	(129)	1,623	(1358.1)%		18.1
% of Net Revenue	(8.5)%	56.9%	65.4	p.p.
Share of loss of an associate	(39)	(147)	276.9%		(1.6)
% of Net Revenue	(2.6)%	(5.2)%	(2.6)	p.p.
Foreign exchange (loss)/gain, net	(453)	447	(198.7)%		5.0
% of Net Revenue	(29.7)%	15.7%	45.4	p.p.
Other income and expenses, net	363	899	147.7%		10.0
% of Net Revenue	23.8%	31.5%	7.7	p.p.
Gain on disposal of subsidiaries, net	-	424			4.7
% of Net Revenue	0.0%	14.9%	14.9	p.p.

Operating expenses decreased by 29.4% YoY to RUB 1,826 million ($20.4 million) mainly driven by credit loss recovery, forex exchange gain and gain from disposal of subsidiaries which were partially offset by increased personnel expenses and selling, general and administrative expenses.

Selling, general and administrative expenses increased by 34.4% to RUB 923 million ($10.3 million) primarily due to (i) increased IT costs on software update and replacement; (ii) increased business travel and representative expenses for development of international business operations; (iii) increased advisory and audit services related to M&A activities and divestiture of Russian assets; (iv) increased advertising and related expenses in Kazakhstan. As a percentage of Total Net Revenue, selling, general and administrative expenses improved by 12.7 ppts YoY to 32.4% resulting from total net revenue growth.

Personnel expenses increased by 37.3% YoY to RUB 1,179 million ($13.1 million) driven by a combination of (i) hiring of new staff for development of the products, (ii) indexation of salaries and (iii) higher bonuses due to strong financial performance. As a percentage of Total Net Revenue, personnel expenses improved by 15.0 ppts YoY to 41.4% resulting from total net revenue growth.

Depreciation, amortization and impairment increased by 98.4% YoY to RUB 123 million ($1.4 million) due to the purchase of new software and equipment. As a percentage of Total Net Revenue, depreciation, amortization and impairment stood at 4.3% or 25 bps higher YoY.

Credit loss recovery was RUB 399 million ($4.4 million) compared to credit loss expense of RUB 979 million in the previous year as a result of reversal of credit losses on restricted bank accounts which were released in 2023.

Other non-operating income (net) was RUB 1,623 million ($18.1 million) compared to a loss of RUB 129 million in 2022 driven by (i) gain on disposal of a subsidiary in 2023 in the amount of RUB 424 million ($4.7 million), (ii) foreign exchange gain of RUB 447 million ($5.0 million) resulted from a revaluation of cash balances, debt securities and loans issued denominated in US dollars and (iii) other income (net) of RUB 899 million ($10.0 million) due to the increase in fair value of a long-term convertible loan.

Income tax expense

Income tax expense decreased by 52.2% YoY to RUB 260 million ($2.9 million). For 2023 the effective tax rate was 9.8%, which includes items with no tax effect - the gain from disposal of subsidiaries, credit loss recovery, foreign exchange gain and share of loss of an associate - together in the amount of RUB 1,123 million. Effective tax rate excluding such items was 17.1%.

Profitability results

	FY 2022	FY 2023			FY 2023
	RUB million	RUB million	YoY		USD million
Adjusted EBITDA	(942)	1,147	(221.8)%		12.8
Adjusted EBITDA margin, %	-61.8%	40.2%	102.1	p.p.	40.2%
Adjusted Net Profit	(1,760)	1,267	(171.9)%		14.1
Adjusted Net Profit margin, %	-115.5%	44.4%	160.0	p.p.	44.4%

Adjusted EBITDA was RUB 1,147 million ($12.8 million) compared to the loss of RUB 942 million for the FY 2022. Adjusted EBITDA margin was 40.2% driven by the positive operating leverage effect, credit loss recovery and dynamics of other non-operating income described above.

Adjusted Net Profit was RUB 1,267 million ($14.1 million) compared to a loss of RUB 1,760 million for the FY 2022. Adjusted Net Profit margin was 44.4% primarily driven by EBITDA dynamics and the foreign exchange gain.

NASDAQ listing

NASDAQ halted trading of the Company’s ADSs in 2022. In April 2023, NASDAQ has conditionally accepted the Company’s plan of restructuring in order to avoid delisting of QIWI ADSs. The Company duly informed the NASDAQ Hearings Panel (the “Panel”) and the NASDAQ Staff on the completion of the restructuring process and the sale of its Russian operations. In response, the Panel requested the Company to obtain an opinion from OFAC in order to allow the Company’s ADSs trading suspension to be lifted.

The Company believes that following the sale of Russian operations, QIWI plc is in compliance with the OFAC rules and the NASDAQ listing requirements. We intend to apply to OFAC for its confirmatory opinion. We understand the response from OFAC may take considerable time, although there is no indication on how long the process will take. Until the opinion is obtained the trading halt of QIWI securities on NASDAQ will remain.

Dividends and Buyback

Due to the lingering stock market infrastructure issues, the Company does not see the opportunity to effect distribution of dividends with equal treatment of all existing shareholders. Furthermore, due to the loss associated with the sale of Russian assets to be recognized in 2024 results, the Board decided to keep the distribution of dividends under review.

At the Extraordinary General Meeting of Shareholders (the “EGM”) held on March 11, 2024, shareholders voted against the buyback program.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding QIWI’s current and future operations and financial condition, QIWI’s development plan post-restructuring and ability to enter into sufficient M&A deals, QIWI’s ability to receive the payment from the sale of its Russian assets and generate sufficient cash flow; and QIWI’s ability to implement its strategic initiatives in its countries of operations.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each of the international markets in which we operate, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of December 31,	As of December 31,
	2022	2023	2023
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,163	66	0.7
Goodwill and other intangible assets	13,126	91	1.0
Investments in associates	303	479	5.3
Long-term debt securities and deposits	2,946	-	0.0
Long-term loans issued	843	4,205	46.9
Other non-current assets	257	-	0.0
Deferred tax assets	208	29	0.3
Total non-current assets	18,846	4,870	54.3
Current assets
Trade and other receivables	15,194	2,080	23.2
Short-term loans issued	14,200	209	2.3
Short-term debt securities and deposits	14,029	4,993	55.7
Other current assets	2,195	390	4.3
Cash and cash equivalents	47,462	7,300	81.4
Assets held for sale	-	102,395	1,141.7
Total current assets	93,080	117,367	1,308.6
Total assets	111,926	122,237	1,362.9
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	20.9
Share premium	12,068	12,068	134.6
Other reserves	2,696	2,146	23.9
Retained earnings	39,941	42,709	476.2
Translation reserve	401	163	1.8
Total equity attributable to equity holders of the parent	56,983	58,963	657.4
Non-controlling interests	912	893	10.0
Total equity	57,895	59,856	667.4
Non-current liabilities
Long-term deferred income	1,154	374	4.2
Long-term lease liabilities	133	8	0.1
Other non-current liabilities	156	-	0.0
Deferred tax liabilities	1,847	76	0.8
Total non-current liabilities	3,290	458	5.1
Current liabilities
Trade and other payables	33,048	5,548	61.9
Customer accounts and amounts due to banks	11,203	-	0.0
Short-term debt	3,922	248	2.8
Short-term lease liabilities	300	14	0.2
Other current liabilities	2,268	154	1.7
Liabilities directly associated with the assets held for sale	-	55,959	623.9
Total current liabilities	50,741	61,923	690.4
Total equity and liabilities	111,926	122,237	1,362.9

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Twelve months ended
	December 31, 2022 (restated)*	December 31, 2023	December 31, 2023
	RUB	RUB	USD
Continuing operations
Revenue:	4,214	7,205	80.3
Revenue from contracts with customers	4,004	6,517	72.7
Interest revenue calculated using the effective interest rate	140	588	6.6
Fees from inactive accounts and unclaimed payments	70	100	1.1

Operating costs and expenses:	(5,277)	(6,181)	(68.9)
Cost of revenue (exclusive of items shown separately below)	(2,690)	(4,355)	(48.6)
Selling, general and administrative expenses	(687)	(923)	(10.3)
Personnel expenses	(859)	(1,179)	(13.1)
Depreciation and amortization	(26)	(69)	(0.8)
Credit loss recovery/(expense)	(979)	399	4.4
Impairment of non-current assets	(36)	(54)	(0.6)
(Loss)/Profit from operations	(1,063)	1,024	11.4

Gain on disposal of subsidiaries, net	-	424	4.7
Share of gain/(loss) of an associate and a joint venture	(39)	(147)	(1.6)
Foreign exchange (loss)/gain, net	(453)	447	5.0
Other income and expenses, net	363	899	10.0
Profit/(Loss) before tax from continuing operations	(1,192)	2,647	29.5
Income tax expense	(544)	(260)	(2.9)
Net profit/(loss) from continuing operations	(1,736)	2,387	26.6

Discontinued operations
Profit after tax from discontinued operations	15,491	689	7.7

Net profit	13,755	3,076	34.3

Attributable to:
Equity holders of the parent	13,119	2,768	30.9
Non-controlling interests	636	308	3.4

Other comprehensive income
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(142)	244	2.7
Net gain recycled to profit or loss upon disposal	-	(447)	(5.0)
Debt securities at fair value through other comprehensive income (FVOCI):
Net (loss)/gain arising during the period, net of tax	220	(191)	(2.1)
Net gain recycled to profit or loss upon disposal	-	(100)	(1.1)
Share of other comprehensive Income of an associate	16	6	0.1
Total other comprehensive (loss)/income, net of tax	94	(488)	(5.4)
Total comprehensive income, net of tax	13,849	2,588	28.9
Attributable to:
Equity holders of the parent	13,214	2,245	25.0
Non-controlling interests	635	343	3.8

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	209.50	44.14	0.49
Diluted, earnings attributable to ordinary equity holders of the parent	209.50	44.14	0.49
Earnings/(loss) per share from continuing operations
Basic, profit/(loss) from continuing operations attributable to ordinary equity holders of the parent	(27.73)	38.06	0.42
Diluted, profit/(loss) from continuing operations attributable to ordinary equity holders of the parent	(27.73)	38.06	0.42

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Twelve months ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RUB	RUB	USD(1)
Operating activities
Profit/(loss) before tax from continuing operations	(1,192)	2,647	29.5
Profit before tax from discontinued operations	19,376	2,298	25.6
Profit before tax	18,184	4,945	55.1
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:
Depreciation and amortization	1,085	1,345	15.0
Foreign exchange loss/(gain), net	650	(2,341)	(26.1)
Interest income, net	(6,368)	(8,279)	(92.3)
Credit loss expense	2,381	1,432	16.0
Share of (gain)/loss of an associate and a joint venture	39	147	1.6
Share-based payments	86	-	-
Gain on disposal of subsidiaries	-	(407)	(4.5)
Impairment of non-current assets	47	14,408	160.6
Other	(140)	(885)	(9.9)
Net cash flow generated from operating activities before changes in working capital	15,964	10,365	115.6
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	(5,636)	(6,541)	(72.9)
(Increase)/decrease in other assets	(1,620)	1,250	13.9
(Decrease)/Increase in customer accounts and amounts due to banks	2,018	4,353	48.5
(Decrease)/Increase in accounts payable and accruals	4,251	1,017	11.3
Increase/(Decrease) in other liabilities	871	(748)	(8.3)
Increase in loans issued as operating activity	(3,804)	(5,297)	(59.1)
Cash flows (used in)/generated from operations	12,044	4,399	49.0
Interest received	7,192	10,255	114.3
Interest paid	(507)	(370)	(4.1)
Income tax paid	(3,838)	(4,409)	(49.2)
Net cash flow (used in)/generated from operating activities	14,891	9,875	110.1
Investing activities
Proceeds from sale of an associate	4,855	-	-
Cash paid as investments in associates	(660)	(315)	(3.5)
Cash (used in)/received upon business combination	1,012	(47)	(0.5)
Cash disposal upon sale of subsidiaries	-	(177)	(2.0)
Purchase of property and equipment	(232)	(776)	(8.7)
Purchase of intangible assets	(234)	(321)	(3.6)
Proceeds from sale of fixed and intangible assets	7	52	0.6
Loans issued	(29)	(3,209)	(35.8)
Repayment of loans issued	32	63	0.7
Purchase of debt securities	(5,938)	(25,144)	(280.3)
Proceeds from sale and redemption of debt securities	2,391	4,917	54.8
Net cash (used in)/generated from investing activities	1,204	(24,957)	(278.3)
Financing activities
Repayment of debt	(810)	(3,846)	(42.9)
Proceeds from borrowings	-	8,159	91.0
Payment of principal portion of lease liabilities	(233)	(320)	(3.6)
Dividends paid to non-controlling shareholders	(173)	(292)	(3.3)
Transactions with non-controlling interest	-	(304)	(3.4)
Net cash (used in)/generated from financing activities	(1,216)	3,397	37.9
Effect of exchange rate changes on cash and cash equivalents	(450)	2,328	26.0
Effect of change in ECL on cash and cash equivalents	-	(9)	(0.1)
Net (decrease)/increase in cash and cash equivalents	14,429	(9,366)	(104.4)
Cash and cash equivalents at the beginning of year	33,033	47,462	529.2
Cash and cash equivalents at the end of year	47,462	38,096	424.8

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents the following metrics from continuing operations Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, CO Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures from continuing operations as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.
•	“Adjusted EBITDA from continuing operations” as Net profit from continuing operations plus/(less): (1) depreciation and amortization (2) other expenses/(income) (3) foreign exchange loss/(gain) (4) share of loss/(gain) of associates and joint ventures (5) interest expenses/ (income) (6) income tax expenses (7) share-based payment expenses (8) impairment of non-current assets (9) loss/(gain) on disposal of an associate / subsidiary.
•	“Adjusted Net profit from continuing operations” as Net profit from continuing operations plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) impairment of non-current assets, (3) share-based payment expenses, (4) loss/(gain) on disposal of an associate / subsidiary, (5) effect of taxation of the above items.
•	“Adjusted EBITDA Margin” as Adjusted EBITDA from continuing operations divided by Total Net Revenue.
•	“Adjusted Net profit Margin” as Adjusted Net profit from continuing operations divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

Adjusted EBITDA is a key measure used by management, is serves as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company. Adjusted EBITDA is defined as net profit before income tax expense, interest income and expenses and depreciation and amortization, as further adjusted for share of loss or gain of an associate or a joint venture, impairment of non-current assets, foreign exchange gain and loss, other income and expenses, income tax expenses, gain on disposal of subsidiary, share-based payment expenses and loss or gain on disposal of an associate or subsidiary. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, loss or gain on disposal of an associate or subsidiary, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, gain or loss on disposals of an associate or subsidiary and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

We define the above measures as follows:

•	PS Payment Net Revenue is the Net Revenue comprising the merchant and consumer fees collected for the payment transactions.

•	PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Twelve months ended
	December 31, 2022	December 31, 2023	December 31, 2023
	RUB	RUB	USD
Continuing operations
Revenue	4,214	7,205	80.3
Minus: Cost of revenue	(2,690)	(4,355)	(48.6)
Total Net Revenue from continuing operations	1,524	2,850	31.8

PS Payment Net Revenue	1,384	2,261	25.2
PS Other Net Revenue	4	386	4.3
Payment Services Segment Net Revenue	1,388	2,647	29.5

Corporate and Other Category Net Revenue	136	203	2.3

Total Segment Net Revenue from continuing operations	1,524	2,850	31.8

Discontinued operations
Revenue	47,288	64,115	714.9
Minus: Cost of revenue	(14,675)	(31,113)	(346.9)
Total Net Revenue from discontinued operations	32,613	33,002	368.0

Payment Services Segment Net Revenue	28,715	25,006	278.8

Digital Marketing Net Revenue	815	4,283	47.8

Corporate and Other Category Net Revenue	3,083	3,713	41.4

Total Segment Net Revenue from discontinued operations	32,613	33,002	368.0

Profit for the period from continuing operations	(1,736)	2,387	26.6
Plus:
Depreciation and amortization	26	69	0.8
Other income and expenses, net	(363)	(899)	(10.0)
Foreign exchange (gain)/loss, net	453	(447)	(5.0)
Gain on disposal of subsidiaries, net	-	(424)	(4.7)
Share of gain of an associate and a joint venture	39	147	1.6
Income tax expense	544	260	2.9
Share-based payments	59	-	-
Impairment of non-current assets	36	54	0.6
Adjusted EBITDA from continuing operations	(942)	1,147	12.8
Adjusted EBITDA margin	-61.8%	40.2%	40.2%

Profit for the period from continuing operations	(1,736)	2,387	26.6
Fair value adjustments and their amortization	(119)	(750)	(8.4)
Impairment of non-current assets	36	54	0.6
Share-based payments	59	-	-
Gain on disposal of subsidiaries, net	-	(424)	(4.7)
Adjusted Net Profit from continuing operations	(1,760)	1,267	14.1

QIWI plc.

Pro-forma balance sheet as of December 31, 2023

(in millions)

	Company	Disposal	Adjustments
	Historical	(a)	(b)	Pro forma	Pro forma

		RUB million			USD million
Assets
Non-current assets
Property and equipment	66			66	0.7
Goodwill and other intangible assets	91			91	1.0
Investments in associates	479			479	5.3
Long-term debt securities and deposits	-			-	-
Long-term loans issued	4,205			4,205	46.9
Long-term receivables	-	7,917		7,917	88.3
Deferred tax assets	29			29	0.3
Total non-current assets	4,870	7,917	-	12,787	142.6

Current assets
Trade and other receivables	2,080	11,875	852	14,807	165.1
Short-term loans issued	209		592	801	8.9
Short-term debt securities and deposits	4,993			4,993	55.7
Other current assets	390			390	4.3
Cash and cash equivalents	7,300		2,679	9,979	111.3
Assets held for sale	102,395	(102,395)		-	-
Total current assets	117,367	(90,520)	4,123	30,970	345.3
Total assets	122,237	(82,603)	4,123	43,757	487.9

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1			1	0.0
Additional paid-in capital	1,876			1,876	20.9
Share premium	12,068			12,068	134.6
Other reserves	2,146	280		2,426	27.0
Retained earnings	42,709	(26,000)	3,999	20,708	230.9
Translation reserve	163	(31)		132	1.5
Total equity attributable to equity holders of the parent	58,963	(25,751)	3,999	37,211	414.9
Non-controlling interests	893	(893)		-	-
Total equity	59,856	(26,644)	3,999	37,211	414.9

Non-current liabilities
Long-term debt	-		39	39	0.4
Long-term deferred income	374			374	4.2
Long-term lease liabilities	8			8	0.1
Other non-current liabilities	-			-	-
Deferred tax liabilities	76			76	0.8
Total non-current liabilities	458	-	39	497	5.5

Current liabilities
Trade and other payables	5,548		85	5,633	62.8
Customer accounts and amounts due to banks	-			-	-
Short-term debt	248			248	2.8
Short-term lease liabilities	14			14	0.2
Other current liabilities	154			154	1.7
Liabilities directly associated with the assets held for sale	55,959	(55,959)		-	-
Total current liabilities	61,923	(55,959)	85	6,049	67.4
Total equity and liabilities	122,237	(82,603)	4,123	43,757	487.9

(a) column represents the sale of Russian assets and liabilities and estimated discounted proceeds to be received from the buyer in the amount of RUB 19,792 million.
(b) column represents the recognition of former Intra-group balances becoming third party upon disposal